Exhibit 99.1

La Banque Scotia annonce le rachat des actions privilégiées de série 16

TORONTO, ON -- (Marketwired - December 09, 2016) - NOTE TO EDITORS: NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES

Scotiabank (TSX: BNS) (NYSE: BNS) today announced that it intends to exercise its right to redeem all outstanding Non-cumulative Preferred Shares Series 16 of Scotiabank (the "Series 16 Shares") on January 27, 2017, at a price equal to $25.00 per share, together with all declared and unpaid dividends. Formal notice will be issued to shareholders in accordance with the share conditions.

The redemption has been approved by the Office of the Superintendent of Financial Institutions and will be financed out of the general funds of Scotiabank.

On November 29, 2016, the Board of Directors of Scotiabank announced a quarterly dividend of $0.328125 per Series 16 Share. This will be the final dividend on the Series 16 Shares and will be paid in the usual manner on January 27, 2017, to shareholders of record at the close of business on January 3, 2017, as previously announced. After January 27, 2017, the Series 16 Shares will cease to be entitled to dividends.

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of $896 billion (as at October 31, 2016), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired. For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

For further information:
Jake Lawrence
Senior Vice President
Investor Relations
Scotiabank
(416) 866-5712
jake.lawrence@scotiabank.com